
April 30, 2010

Via Facsimile (214) 855-8200 and U.S. Mail

James R. Griffin, Esq.
Fulbright & Jaworski L.L.P.
2200 Ross Avenue, Suite 2800
Dallas, TX 75201-2784

> **Re:** **Dialysis Corporation of America**
> **Schedule TO-T filed by Urchin Merger Sub, Inc.**
> **and U.S. Renal Care, Inc.**
> **Filed April 22, 2010**
> **File No. 5-31489**

Dear Mr. Griffin:

We have limited our review of the above referenced filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Purchase
Source and Amount of Funds, page 25

1.   Generally, when an offer is not financed, or when an offeror's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), you are required to amend your Schedule TO promptly to disclose this material change. Please confirm that you will disseminate the disclosure of this change in a manner

reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Top-Up Option, page 34

2.   We note your disclosure that the top up option is assignable. Please note that if the filing persons transfer this right, the entity to which the right is assigned may need to be added as a filing person on the Schedule TO-T. This in turn may necessitate an extension of the offer period and may require the Offer to Purchase to be revised to provide all of the disclosure required by Schedule TO as to that entity. Please confirm your understanding in your response letter.

Conditions to the Offer, page 48

3.   We refer to the penultimate paragraph of this section and the disclosure relating to your failure to exercise any of the rights described on the preceding pages and what you deem to constitute a waiver. This language suggests that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. Please confirm your understanding that if an offer condition is triggered, you will notify security holders whether or not you have waived such condition.

4.   Please see our prior comment. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders' understanding in your response letter.

5.   As you are aware, all conditions other than regulatory approvals must be satisfied or waived prior to expiration. It is not clear to us how the conditions stated in the first bullet point, relating to the representations and warranties in the Merger Agreement, may be satisfied prior to expiration. We note in this regard that the wording of the

fourth sub-bullet point, which covers each representation and warranty "not covered by the preceding three bullet points…" extends the provision to all of the representations and warranties in the Merger Agreement. Revise your disclosure to explain how and when breach of a representation or warranty may be determined, and clarify that there is no ongoing right to assert a breach which would survive past the expiration date, including the financing condition.

Miscellaneous, page 54

6. You state that the Offer "is not being made to (nor will tenders be accepted from or on behalf of) holders of shares of DCA's common stock in any jurisdiction in which the making of the Offer or the acceptance of the Offer would not be in compliance with the laws of such jurisdiction." The all-holders provision in Rule 14d-10 requires that your tender offer be open to all target security holders, including persons located in foreign jurisdictions. While you are not required to disseminate the offer materials in jurisdictions outside of the United States, the statement that tenders from security holders in certain jurisdictions will not be accepted is impermissible. See Section II.G.1 of Release No. 34-58597. To the extent that you intended to limit your offer solely in reliance on Rule 14-10(b)(2), please clarify that in your response, but otherwise please revise to ensure compliance with Rule 14d-10.

* * *

Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3267. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions